FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of October 2009

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



October 27, 2009

--------------------------------------------------------------------------------

RICOH                                                           October 27, 2009

                                QUARTERLY REPORT

                       Half year ended September 30, 2009
        (Results for the Period from April 1, 2009 to September 30, 2009)
                      Three months ended September 30, 2009
        (Results for the Period from July 1, 2009 to September 30, 2009)

PERFORMANCE OUTLINE (CONSOLIDATED)

(1) Half year ended September 30, 2008, 2009 and Year ending March 31, 2010 (Forecast)

                                                                                                        (Billions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                  Half year ended     Half year ended              Year ending
                                                September 30, 2009  September 30, 2008           March 31, 2010
                                                      Results             Results       Change       Forecast     Change
------------------------------------------------------------------------------------------------------------------------
   Domestic sales                                      421.6                483.8        -12.8%         865.0      -7.8%
   Overseas sales                                      567.1                582.1         -2.6%       1,200.0       4.0%
Net sales                                              988.7              1,065.9         -7.2%       2,065.0      -1.3%
Gross profit                                           398.2                443.3        -10.2%         810.0      -5.2%
Operating income                                        13.9                 65.0        -78.5%          40.0     -46.3%
Income before income taxes                               6.7                 58.8        -88.5%          30.0      -3.0%
Net income attributable to Ricoh Company, Ltd.           1.8                 34.3        -94.7%          10.0      53.1%
------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                95.56               106.15       -10.59          92.78     -7.77
Exchange rate (Yen/EURO)                              133.24               162.69       -29.45         131.62    -12.12
------------------------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.
   shareholders per share-basic (yen)                   2.49                47.56       -45.07         13.78       4.76
Net income attributable to Ricoh Company, Ltd.
   shareholders per share-diluted (yen)                 2.41                46.28       -43.87         13.38       4.63
------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                    83.2                 21.1         62.1            --         --
Cash flows from investing activities                   -53.4                -65.6         12.1            --         --
Cash flows from financing activities                   -61.6                 34.1        -95.8            --         --
Cash and cash equivalents at end of period             224.2                159.6         64.5            --         --
------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                    38.4                 46.9         -8.5          82.0      -14.9
Depreciation for tangible fixed assets                  33.9                 35.3         -1.3          72.0       -2.8
R&D expenditures                                        55.9                 63.2         -7.2         114.0      -10.4
------------------------------------------------------------------------------------------------------------------------

                                                September 30, 2009    March 31, 2009     Change
-----------------------------------------------------------------------------------------------
Total assets                                          2,376.9             2,513.4        -136.5
Shareholders' investment                                955.6               975.3         -19.7
Interest-bearing debt                                   724.2               779.1         -54.8
-----------------------------------------------------------------------------------------------
Shareholders' investment ratio (%)                       40.2                38.8           1.4
-----------------------------------------------------------------------------------------------
Shareholders' investment per share (yen)             1,316.96            1,344.08        -27.12
-----------------------------------------------------------------------------------------------

(2) Three months ended September 30, 2008 and 2009

                                                Three months ended  Three months ended
                                                September 30, 2009  September 30, 2008
                                                      Results            Results         Change
-----------------------------------------------------------------------------------------------
   Domestic sales                                      214.9               249.9         -14.0%
   Overseas sales                                      282.4               294.4          -4.1%
Net sales                                              497.4               544.3          -8.6%
Gross profit                                           197.8               214.9          -7.9%
Operating income                                         7.9                25.3         -68.7%
Income before income taxes                               3.3                15.1         -77.9%
Net income attributable to Ricoh Company, Ltd.           0.9                 8.6         -89.5%
-----------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                93.64              107.63        -13.99
Exchange rate (Yen/EURO)                              133.79              161.92        -28.13
-----------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.
   shareholders per share-basic (yen)                   1.25               11.85        -10.60
Net income attributable to Ricoh Company, Ltd.
   shareholders per share-diluted (yen)                 1.21               11.53        -10.32
-----------------------------------------------------------------------------------------------
Capital expenditures                                    21.0                26.5          -5.4
Depreciation for tangible fixed assets                  17.3                17.6          -0.2
R&D expenditures                                        28.7                31.4          -2.7
-----------------------------------------------------------------------------------------------

                               RICOH COMPANY, LTD.

* The Company bases the forecast estimates for the fiscal year ending March 31, 2010 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES

FINANCIAL HIGHLIGHTS FOR THE SECOND QUARTER ENDED SEPTEMBER 30, 2009 (U.S. GAAP FINANCIAL INFORMATION)

1. RESULTS FOR THE PERIOD FROM APRIL 1, 2009 TO SEPTEMBER 30, 2009

(1) Operating Results

                                                                     (Millions of yen)
--------------------------------------------------------------------------------------
                                                  Half year ended     Half year ended
                                                September 30, 2009  September 30, 2008
--------------------------------------------------------------------------------------
Net sales                                             988,791            1,065,927
   (% change from the previous
      corresponding period)                              -7.2                 -2.1
Operating income                                       13,995               65,076
   (% change from the previous
      corresponding period)                             -78.5                -23.0
Income before income taxes                              6,766               58,875
   (% change from the previous
      corresponding period)                             -88.5                -30.8
Net income attributable to Ricoh Company, Ltd.          1,808               34,345
   (% change from the previous
      corresponding period)                             -94.7                -35.4
Net income attributable to Ricoh Company, Ltd.
   shareholders per share-basic (yen)                    2.49                47.56
Net income attributable to Ricoh Company, Ltd.
   shareholders per share-diluted (yen)                  2.41                46.28
--------------------------------------------------------------------------------------

(2) Financial Position

                                                                     (Millions of yen)
--------------------------------------------------------------------------------------
                                                September 30, 2009    March 31, 2009
--------------------------------------------------------------------------------------
Total assets                                         2,376,976           2,513,495
Shareholders' investment                               955,644             975,373
Shareholders' investment ratio (%)                        40.2                38.8
Shareholders' investment per share (yen)              1,316.96            1,344.08
--------------------------------------------------------------------------------------

2. DIVIDEND INFORMATION

                                                    Year ended        Year ending
                                                  March 31, 2009    March 31, 2010
                                                     (Results)        (Forecast)
----------------------------------------------------------------------------------
Cash dividends, applicable to the year (yen)           33.00             33.00
  Interim (yen)                                        18.00             16.50
  Year-end (yen)                                       15.00             16.50
----------------------------------------------------------------------------------

Notes: Revision of expected dividends during this period: No

3. FORECAST OF OPERATING RESULTS FROM APRIL 1, 2009 TO MARCH 31, 2010

                                                                     (Millions of yen)
--------------------------------------------------------------------------------------
                                                                          Year ending
                                                                        March 31, 2010
--------------------------------------------------------------------------------------
Net sales                                                                  2,065,000
Operating income                                                              40,000
Income before income taxes                                                    30,000
Net income attributable to Ricoh Company, Ltd.                                10,000
Net income attributable to Ricoh Company, Ltd. shareholders
 per share (yen)                                                               13.78
--------------------------------------------------------------------------------------

Notes: Revision of forecast of consolidated operating results during this period: Yes

4. OTHERS

(1)  Changes in significant subsidiaries: No
(2)  Changes in accounting method: Yes
 *   For details see "4.Others" on page 5.
(3)  Number of common stock outstanding (including treasury stock):
     As of September 30, 2009  744,912,078 shares
     As of March 31, 2009      744,912,078 shares
(4)  Number of treasury stock:
     As of September 30, 2009  19,269,483 shares
     As of March 31, 2009      19,232,352 shares
(5)  Average number of common stock:
     As of September 30, 2009  725,660,852 shares
     As of September 30, 2008  722,135,512 shares

CONSOLIDATED PERFORMANCE

1. OPERATING RESULTS

*Overview

Consolidated net sales of Ricoh Group for the first half of fiscal year 2010 (6months period from April 1, 2009 to September 30, 2009) decreased by 7.2% as compared to the previous corresponding period, to Yen 988.7 billion. During this period, the average yen exchange rates were Yen 95.56 against the U.S. dollar (up Yen 10.59) and Yen 133.24 against the Euro (up Yen 29.45). Net sales would have increased by 1.2% excluding impact of such foreign currency exchange fluctuation.

The Japanese economy was recovering partially, but it continued to suffer serious recession started in the second half of previous fiscal year. Under such a severe business environment, domestic sales in the Imaging & Solutions segment as well as Industrial Products segment and Other segment decreased from the previous corresponding period. Consequently, overall sales in Japan decreased by 12.8% as compared to the previous corresponding period.

As for overseas, Ricoh continued to be in the severe business environment due mainly to the protracted mess in the overseas economy and the appreciation of the Yen against the U.S. dollar. Although sales in the Americas, despite economic downturns and the appreciation of the Yen against the U.S. dollar, increased by 29.2% (+43.5%, excluding foreign currency exchange fluctuation) because the advantage derived from the effort to enhance its sales structures and expand its sales channels such as through the acquisition completed in the previous fiscal year offset the negative effect of depression of the market, sales in Europe decreased by 21.7% (-4.9%, excluding foreign currency exchange fluctuation) and sales in Other, comprised of China, South East Asia and Oceania, decreased by 21.1% (-7.9%, excluding foreign currency exchange fluctuation).

As a result, sales in the overseas market decreased by 2.6% as compared to the previous corresponding period. Excluding effects of foreign currency fluctuations, net sales in overseas would have increased by 12.8% as compared to the previous corresponding period.

Gross profit decreased by 10.2% as compared to the previous corresponding period, to Yen 398.2 billion due mainly to decrease in sales and the appreciation of the Yen. Gross profit as a percentage of net sales also decreased by 1.3 percentage points as compared to the previous corresponding period, to 40.3% due primarily to the appreciation of the Yen.

While group-wide structural improvement efforts contributed to a decline in selling, general and administrative expenses, Ricoh incurred the expenses of new consolidated subsidiaries acquired in the previous third quarter. Consequently, selling, general and administrative expenses increased by 1.6% as compared to the previous corresponding period, to Yen 384.2 billion.

As a result, operating income decreased by 78.5% as compared to the previous corresponding period, to Yen 13.9 billion.

Other (income) expenses, net decreased as compared to the previous corresponding period due to foreign exchange loss derived from the appreciation of the Yen. As a result, income before income taxes decreased by 88.5% as compared to the previous corresponding period, to Yen 6.7 billion.

As a result, net income attributable to Ricoh Company, Ltd. decreased by 94.7% as compared to the previous corresponding period, to Yen 1.8 billion.

*Conditions by Product Line

Conditions by Product Line for half year ended September 30, 2009 are as follows;

Imaging & Solutions (Sales down 4.9% to Yen 875.1 billion)
----------------------------------------------------------

     Imaging Solutions (Sales down 8.5% to Yen 745.0 billion)
     --------------------------------------------------------

     In the Americas, sales of PPCs, MFPs and other increased due mainly to enhancing its sales structures through acquisition completed in previous fiscal period.

     The appreciation of the Yen against the U.S. dollar and the Euro negatively affect.

     Excluding effects of foreign currency fluctuations, net sales in this category would have increased by 1.3% as compared to the previous corresponding period.

     Network System Solutions (Sales up 23.1% to Yen 130.0 billion)
     --------------------------------------------------------------

     Sales in this category increased by 23.1% as compared to the previous corresponding period, to Yen 130.0 billion due mainly to enhancing direct selling system of the United States. The sales would have increased by 29.7% excluding the effects of foreign currency fluctuations.

As a result, sales in the Imaging & Solutions segment decreased by 4.9% as compared to the previous corresponding period, to Yen 875.1 billion. Operating income decreased by 47.5% as compared to the previous corresponding period, to Yen 51.5 billion due mainly to the decrease of sales as well as the appreciation of the Yen.

Industrial Products (Sales down 24.5% to Yen 51.2 billion)
----------------------------------------------------------

Sales in the Industrial Products segment decreased by 24.5% as compared to the previous corresponding period, to Yen 51.2 billion. Sales of semiconductor devices, thermal media and electronic components decreased as compared to the previous corresponding period in Japan and overseas.

As a result, operating loss in the Industrial Products segment amounted to Yen
0.7 billion (operating income Yen 0.7 billion for the previous corresponding period).

Other (Sales down 20.2% to Yen 62.4 billion)
-------------------------------------------

Net sales in the Other segment decreased by 20.2% as compared to the previous corresponding period, to Yen 62.4 billion. Sales of digital cameras decreased in Japan and overseas.

As a result operating loss in the Other segment amounted to Yen 1.0 billion (operating income Yen 1.5 billion for the previous corresponding period).

2. FINANCIAL POSITION

*Assets, Liabilities and Shareholders' Investment

Total Assets amounted to Yen 2,376.9 billion as of September 30, 2009.

For current assets, cash and time deposits decreased from the end of the previous period due to the repayment of Interest-bearing debt, and trade receivable decreased due to the decrease of sales. Fixed assets also decreased from the end of the previous period. As a result, total assets decreased by Yen 136.5 billion, to Yen 2,376.9 billion.

For Liabilities, short-term borrowings and so on decreased. As a result, total liabilities decreased by Yen 117.6 billion, to Yen 1,371.5 billion.

For shareholders' investment, the change in retained earnings resulted from payment of dividends and net income attributable to Ricoh Company, Ltd. Other comprehensive loss increased due mainly to the increase of cumulative translation adjustments (loss) reflecting exchange fluctuation from the end of the previous period. As a result, total shareholders' investment decreased by Yen 19.7 billion from the end of the previous period, to Yen 955.6 billion. In accordance with FASB Accounting Standards Codification (ASC) 810, "Consolidation" (former Statement of Financial Accounting Standards No.160 "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No.51" ("SFAS 160")), Ricoh reports the noncontrolling interest as equity. Total equity involving the noncontrolling interest decreased by Yen 18.9 billion as compared to the reclassified total equity at the end of the previous period to conform with the presentation of this first half, to Yen 1,005.4 billion.

*Cash Flows (First half year from April 1, 2009 to September 30, 2009)

Cash Flows results for half year ended September 30, 2009 are as follows;

Net cash provided by operating activities in this period increased by Yen 62.1 billion as compared to the previous corresponding period, to Yen 83.2 billion. Trade receivables and so on decreased as compared to the previous corresponding period.

Net cash used in investing activities in this period decreased by Yen 12.1 billion as compared to the previous corresponding period, to Yen 53.4 billion.

As a result, free cash inflows generated by operating and investing activities amounted to Yen 29.7 billion while cash outflows amounted to Yen 44.5 billion in the previous corresponding period.

Net cash used in financing activities amounted to Yen 61.6 billion due primarily to net decrease in short-term borrowings.

As a result, cash and cash equivalents as of September 30, 2009 decreased by Yen
34.2 billion as compared to the end of the preceding fiscal year, to Yen 224.2 billion.

3. FORECAST FOR THE ENTIRE FISCAL YEAR

The forecast of business results for the full fiscal year ending March 31, 2010 is as follows. While Ricoh has not revised its forecast of sales, operating income, income before income taxes and net income attributable to Ricoh Company, Ltd. from announced in July 2009, Ricoh has revised downward our forecast of domestic sales and gross profit, and revised up that of overseas sales. This revision reflects the business result for the six months ended September 30, 2009 and exchange rate fluctuations.

Ricoh assumes exchange rates of Yen 90.00 against the U.S. dollar and of Yen 130.00 against the Euro in and after the third quarter, which are the same forecast announced in July 2009. The actual exchange rates during the first half of fiscal year 2010 are incorporated in annual exchange rates assumption.

Our performance forecast for fiscal year 2010 is as follows:
Exchange Rate Assumptions for the full year ending March 31, 2010
US$ 1     =  Yen 92.78   (Yen 100.55 in previous fiscal year)
EURO 1 =  Yen 131.62   (Yen 143.74 in previous fiscal year)

                                                    (Billions of yen)
---------------------------------------------------------------------
                               Year ending      Year ended
                             March 31, 2010   March 31, 2009
                               (Forecast)       (Results)      Change
---------------------------------------------------------------------
   Domestic sales                  865.0            938.3       -7.8%
   Overseas sales                1,200.0          1,153.3        4.0%
Net sales                        2,065.0          2,091.6       -1.3%
Gross profit                       810.0            854.3       -5.2%
Operating income                    40.0             74.5      -46.3%
Income before income taxes          30.0             30.9       -3.0%
Net income attributable
 to Ricoh Company, Ltd.             10.0              6.5       53.1%
---------------------------------------------------------------------

* Ricoh bases the forecast estimates for the year ending March 31, 2010 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

4. OTHERS

(1) Changes in significant subsidiaries:

Not applicable

(2) Changes in accounting method:

Adoption of new accounting standards:

i. Ricoh adopted FASB Accounting Standards Codification (ASC) 805, "Business Combinations" (former SFAS No.141 (revised 2007), "Business Combinations" ("SFAS 141R")) in this first half. FASB ASC 805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. FASB ASC 805 also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The adoption of FASB ASC 805 did not have a material effect on Ricoh's consolidated financial position or results of operations.

ii. Ricoh adopted FASB Accounting Standards Codification (ASC) 810, "Consolidation" (former SFAS No.160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51" ("SFAS 160")) in this first half. In accordance with FASB ASC 810, noncontrolling interests which were previously referred to as minority interests and classified between total liabilities and shareholders' investment on the consolidated balance sheets, are now included as a separate component of total equity. In addition, consolidated net income on the consolidated statements of income now includes the net income
(loss) attributable to noncontrolling interests. These financial statement presentation requirements have been adopted retrospectively and prior year amounts in the consolidated financial statements of cash flows have been reclassified or adjusted to conform to FASB ASC 810.

iii. Ricoh adopted FASB Accounting Standards Codification (ASC) 105, "Generally Accepted Accounting Principles" (former SFAS No.168, "The FASB Accounting Standards Codification(TM) and the Hierarchy of Generally Accepted Accounting Principles") in this first half. FASB ASC 105 reduced the hierarchy of generally accepted accounting principles from traditional four levels to two levels: authoritative (FASB ASC) and nonauthoritative. The adoption of FASB ASC 105 did not have a material effect on Ricoh's consolidated financial position or results of operations.

5. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

Assets                                                                                                 (Millions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                                           September 30, 2009  March 31, 2009    Change
------------------------------------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                                                         226,403           260,527      -34,124
   Trade receivables                                                              630,766           680,384      -49,618
   Inventories                                                                    177,767           191,570      -13,803
   Other current assets                                                            67,957            79,385      -11,428
Total Current Assets                                                            1,102,893         1,211,866     -108,973
Fixed Assets
   Tangible fixed assets                                                          269,297           269,336          -39
   Finance receivables                                                            455,739           465,262       -9,523
   Other investments                                                              549,047           567,031      -17,984
Total Fixed Assets                                                              1,274,083         1,301,629      -27,546
-------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                    2,376,976         2,513,495     -136,519
-------------------------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits;
   Cash and cash equivalents                                                      224,213           258,484
   Time deposits                                                                    2,190             2,043

Liabilities and Equity                                                                                 (Millions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                                           September 30, 2009  March 31, 2009    Change
------------------------------------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                                                 243,741           285,413      -41,672
   Short-term borrowings                                                          206,764           269,792      -63,028
   Other current liabilities                                                      206,905           218,286      -11,381
Total Current Liabilities                                                         657,410           773,491     -116,081
Fixed Liabilities
   Long-term indebtedness                                                         517,533           509,403        8,130
   Accrued pension and severance costs                                            152,924           156,625       -3,701
   Other fixed liabilities                                                         43,671            49,626       -5,955
Total Fixed Liabilities                                                           714,128           715,654       -1,526
-------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                               1,371,538         1,489,145     -117,607
-------------------------------------------------------------------------------------------------------------------------
Equity
   Common stock                                                                   135,364           135,364           --
   Additional paid-in capital                                                     186,083           186,083           --
   Retained earnings                                                              806,628           815,725       -9,097
   Accumulated other comprehensive loss                                          -135,725          -125,121      -10,604
   Treasury stock                                                                 -36,706           -36,678          -28
Total Shareholders' Investment                                                    955,644           975,373      -19,729
Noncontrolling interests                                                           49,794            48,977          817
-------------------------------------------------------------------------------------------------------------------------
Total Equity                                                                    1,005,438         1,024,350      -18,912
-------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Equity                                                    2,376,976         2,513,495     -136,519
-------------------------------------------------------------------------------------------------------------------------
Note:
Other comprehensive income;
   Net unrealized holding gains (losses) on available-for-sale securities           5,499             1,848        3,651
   Pension liability adjustments                                                  -53,215           -54,301        1,086
   Net unrealized gains (losses) on derivative instruments                           -786              -373         -413
   Cumulative translation adjustments                                             -87,223           -72,295      -14,928

         Reference: Exchange rate                                         September 30, 2009     March 31, 2009
            US$ 1                                                              Yen  90.21        Yen  98.23
            EURO 1                                                             Yen 131.72        Yen 129.84

(2) CONSOLIDATED STATEMENTS OF INCOME

Half year ended September 30, 2008 and 2009

                                                                                              (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                        Half year ended     Half year ended
                                                      September 30, 2009   September 30, 2008    Change     %
---------------------------------------------------------------------------------------------------------------
Net sales                                                   988,791             1,065,927       -77,136    -7.2
Cost of sales                                               590,589               622,583       -31,994    -5.1
    Percentage of net sales (%)                                59.7                  58.4
Gross Profit                                                398,202               443,344       -45,142   -10.2
    Percentage of net sales (%)                                40.3                  41.6
Selling, general and administrative expenses                384,207               378,268         5,939     1.6
    Percentage of net sales (%)                                38.9                  35.5
Operating income                                             13,995                65,076       -51,081   -78.5
    Percentage of net sales (%)                                 1.4                   6.1
Other (income) expenses
  Interest and dividend income                                1,742                 3,078        -1,336   -43.4
    Percentage of net sales (%)                                 0.2                   0.3
  Interest expense                                            4,071                 2,448         1,623    66.3
    Percentage of net sales (%)                                 0.4                   0.2
  Other, net                                                  4,900                 6,831        -1,931   -28.3
    Percentage of net sales (%)                                 0.5                   0.6
Income before income taxes,
  equity income and minority interests                        6,766                58,875       -52,109   -88.5
    Percentage of net sales (%)                                 0.7                   5.5
Provision for income taxes                                    3,874                22,582       -18,708   -82.8
    Percentage of net sales (%)                                 0.4                   2.1
Equity in earnings of affiliates                                 12                    22           -10   -45.5
    Percentage of net sales (%)                                 0.0                   0.0
Consolidated net income                                       2,904                36,315       -33,411   -92.0
    Percentage of net sales (%)                                 0.3                   3.4
Net income attributable to noncontrolling interests           1,096                 1,970          -874   -44.4
    Percentage of net sales (%)                                 0.1                   0.2
Net income attributable to Ricoh Company, Ltd.                1,808                34,345       -32,537   -94.7
    Percentage of net sales (%)                                 0.2                   3.2
---------------------------------------------------------------------------------------------------------------

         Reference : Exchange rate
            US$ 1                                        Yen  95.56            Yen 106.15
            EURO 1                                       Yen 133.24            Yen 162.69

Three months ended September 30, 2008 and 2009

                                                                                              (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                      Three months ended   Three months ended
                                                      September 30, 2009   September 30, 2008    Change     %
---------------------------------------------------------------------------------------------------------------
Net sales                                                   497,402               544,353       -46,951    -8.6
Cost of sales                                               299,505               329,406       -29,901    -9.1
      Percentage of net sales (%)                              60.2                  60.5
Gross Profit                                                197,897               214,947       -17,050    -7.9
      Percentage of net sales (%)                              39.8                  39.5
Selling, general and administrative expenses                189,978               189,621           357     0.2
      Percentage of net sales (%)                              38.2                  34.8
Operating income                                              7,919                25,326       -17,407   -68.7
      Percentage of net sales (%)                                                                   1.6     4.7
Other (income) expenses
   Interest and dividend income                               1,159                 1,790          -631   -35.3
      Percentage of net sales (%)                               0.2                   0.3
   Interest expense                                           1,968                 1,379           589    42.7
    Percentage of net sales (%)                                 0.4                   0.3
   Other, net                                                 3,759                10,597        -6,838   -64.5
      Percentage of net sales (%)                               0.7                   1.9
Income before income taxes,
   equity income and minority interests                       3,351                15,140       -11,789   -77.9
      Percentage of net sales (%)                               0.7                  2.8
Provision for income taxes                                    1,995                 5,757        -3,762   -65.3
      Percentage of net sales (%)                               0.4                   1.1
Equity in earnings of affiliates                                  8                    15            -7   -46.7
      Percentage of net sales (%)                               0.0                   0.0
Consolidated net income                                       1,364                 9,398        -8,034   -85.5
      Percentage of net sales (%)                               0.3                   1.7
Net income attributable to noncontrolling interests             459                   796          -337   -42.3
      Percentage of net sales (%)                               0.1                   0.1
Net income attributable to Ricoh Company, Ltd.                  905                 8,602        -7,697   -89.5
      Percentage of net sales (%)                               0.2                   1.6
---------------------------------------------------------------------------------------------------------------

                Reference : Exchange rate
                          US$ 1                          Yen  93.64            Yen 107.63
                         EURO 1                          Yen 133.79            Yen 161.92

CONSOLIDATED SALES BY PRODUCT CATEGORY

Half year ended September 30, 2008 and 2009

                                                                                              (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                        Half year ended     Half year ended
                                                      September 30, 2009   September 30, 2008    Change     %
---------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Imaging Solutions                                         745,069               814,105       -69,036    -8.5
      Percentage of net sales (%)                              75.4                  76.4
  Network System Solutions                                  130,060               105,667        24,393    23.1
      Percentage of net sales (%)                              13.1                   9.9
Imaging & Solutions Total                                   875,129               919,772       -44,643    -4.9
      Percentage of net sales (%)                              88.5                  86.3
---------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                          51,201                67,841       -16,640   -24.5
      Percentage of net sales (%)                               5.2                   6.4
---------------------------------------------------------------------------------------------------------------
[Other]
Other                                                        62,461                78,314       -15,853   -20.2
      Percentage of net sales (%)                               6.3                   7.3
---------------------------------------------------------------------------------------------------------------
Grand Total                                                 988,791             1,065,927       -77,136    -7.2
      Percentage of net sales (%)                             100.0                 100.0
---------------------------------------------------------------------------------------------------------------

          Reference : Exchange rate
              US$ 1                                        Yen  95.56           Yen 106.15
              EURO 1                                       Yen 133.24           Yen 162.69

Three months ended September 30, 2008 and 2009

                                                                                              (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                      Three months ended   Three months ended
                                                      September 30, 2009   September 30, 2008    Change     %
---------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Imaging Solutions                                         366,971              403,987        -37,016    -9.2
      Percentage of net sales (%)                              73.8                 74.2
  Network System Solutions                                   71,338               60,527         10,811    17.9
      Percentage of net sales (%)                              14.3                 11.1
Imaging & Solutions Total                                   438,309              464,514        -26,205    -5.6
      Percentage of net sales (%)                              88.1                 85.3
---------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                          26,447               34,746         -8,299   -23.9
      Percentage of net sales (%)                               5.3                  6.4
---------------------------------------------------------------------------------------------------------------
[Other]
Other                                                        32,646               45,093        -12,447   -27.6
      Percentage of net sales (%)                               6.6                  8.3
---------------------------------------------------------------------------------------------------------------
Grand Total                                                 497,402              544,353        -46,951    -8.6
      Percentage of net sales (%)                             100.0                100.0
---------------------------------------------------------------------------------------------------------------

         Reference : Exchange rate
             US$ 1                                       Yen  93.64           Yen 107.63
             EURO 1                                      Yen 133.79           Yen 161.92

CONSOLIDATED SALES BY GEOGRAPHIC AREA

Half year ended September 30, 2008 and 2009

                                                                                              (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                        Half year ended     Half year ended
                                                      September 30, 2009   September 30, 2008    Change     %
---------------------------------------------------------------------------------------------------------------
[Domestic]                                                  421,689               483,817       -62,128   -12.8
    Percentage of net sales (%)                                42.6                  45.4
[Overseas]                                                  567,102               582,110       -15,008    -2.6
    Percentage of net sales (%)                                57.4                  54.6
      The Americas                                          281,158               217,585        63,573    29.2
        Percentage of net sales (%)                            28.4                  20.4
      Europe                                                226,146               288,710       -62,564   -21.7
        Percentage of net sales (%)                            22.9                  27.1
      Other                                                  59,798                75,815       -16,017   -21.1
        Percentage of net sales (%)                             6.1                   7.1
Grand Total                                                 988,791             1,065,927       -77,136    -7.2
    Percentage of net sales (%)                               100.0                 100.0
---------------------------------------------------------------------------------------------------------------

         Reference : Exchange rate
             US$ 1                                      Yen  95.56             Yen 106.15
             EURO 1                                     Yen 133.24             Yen 162.69

Three months ended September 30, 2008 and 2009

                                                                                              (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                      Three months ended   Three months ended
                                                      September 30, 2009   September 30, 2008    Change     %
---------------------------------------------------------------------------------------------------------------
[Domestic]                                                  214,950             249,948         -34,998   -14.0
    Percentage of net sales (%)                                43.2                45.9
[Overseas]                                                  282,452             294,405         -11,953    -4.1
    Percentage of net sales (%)                                56.8                54.1
      The Americas                                          138,388             115,921          22,467    19.4
        Percentage of net sales (%)                            27.8                21.3
      Europe                                                112,396             140,039         -27,643   -19.7
        Percentage of net sales (%)                            22.6                25.7
      Other                                                  31,668              38,445          -6,777   -17.6
        Percentage of net sales (%)                             6.4                 7.1
Grand Total                                                 497,402             544,353         -46,951    -8.6
    Percentage of net sales (%)                               100.0               100.0
---------------------------------------------------------------------------------------------------------------

          Reference : Exchange rate

              US$ 1                                      Yen  93.64          Yen 107.63
              EURO 1                                     Yen 133.79          Yen 161.92

(3) CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                        Half year ended      Half year ended
                                                                                       September 30, 2009  September 30, 2008
-----------------------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
   Consolidated net income                                                                     2,904              36,315
   Adjustments to reconcile net income to net cash provided by operating activities--
      Depreciation and amortization                                                           48,821              48,742
      Equity in earnings of affiliates, net of dividends received                                -12                 -22
      Deferred income taxes                                                                   -5,626              -5,797
      Loss on disposals and sales of tangible fixed assets                                       341                 760
      Pension and severance costs, less payments                                              -1,274               1,245
   Changes in assets and liabilities--
      Decrease in trade receivables                                                           41,056               4,719
      (Increase) Decrease in inventories                                                      10,769             -15,586
      (Increase) Decrease in finance receivables                                              11,827             -16,240
      Decrease in trade payables                                                             -37,705             -33,167
      Increase in accrued income taxes and accrued expenses and other                         -2,258              -9,550
    Other, net                                                                                14,379               9,681
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                     83,222              21,100
-----------------------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
   Proceeds from sales of property, plant and equipment                                          752                  73
   Expenditures for property, plant and equipment                                            -38,461             -46,965
   Payments for purchases of available-for-sale securities                                      -684                -909
   Proceeds from sales of available-for-sale securities                                          910                 253
   Increase in time deposits                                                                    -292              -1,047
   Purchase of business, net of cash acquired                                                 -4,760              -4,717
   Other, net                                                                                -10,945             -12,328
-----------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                        -53,480             -65,640
-----------------------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
   Proceeds from long-term indebtedness                                                       32,449              25,329
   Repayment of long-term indebtedness                                                       -38,739             -37,243
   Increase (Decrease) in short-term borrowings, net                                         -79,124              58,981
   Proceeds from issuance of long-term debt securities                                        35,000                  --
   Dividends paid                                                                            -10,885             -12,256
   Payment for purchase of treasury stock                                                        -82                -317
   Other, net                                                                                   -247                -312
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                          -61,628              34,182
-----------------------------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents                              -2,385                -575
-----------------------------------------------------------------------------------------------------------------------------
V. Net Decrease in Cash and Cash Equivalents                                                 -34,271             -10,933
-----------------------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                                           258,484             170,607
-----------------------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at End of Period                                              224,213             159,674
-----------------------------------------------------------------------------------------------------------------------------

(4) NOTES ON PREMISE GOING CONCERN

 Not applicable

(5) SEGMENT INFORMATION

     (a) Operating Segments Information

Half year ended September 30, 2008 and 2009

                                                                                                       (Millions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                                Half year ended      Half year ended
                                                              September 30, 2009   September 30, 2008    Change     %
------------------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
   Net sales:
      Unaffiliated customers                                        875,129              919,772        -44,643     -4.9
      Intersegment                                                       --                   --             --       --
      Total                                                         875,129              919,772        -44,643     -4.9
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                               823,576              821,569          2,007      0.2
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                  51,553               98,203        -46,650    -47.5
      Operating income on sales in Imaging & Solutions (%)              5.9                 10.7
------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
      Unaffiliated customers                                         51,201               67,841        -16,640    -24.5
      Intersegment                                                    2,041                2,293           -252    -11.0
      Total                                                          53,242               70,134        -16,892    -24.1
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                54,009               69,358        -15,349    -22.1
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                    -767                  776         -1,543   -198.8
      Operating income on sales in Industrial Products (%)             -1.4                  1.1
------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      Unaffiliated customers                                         62,461               78,314        -15,853    -20.2
      Intersegment                                                       --                   --             --       --
      Total                                                          62,461               78,314        -15,853    -20.2
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                63,558               76,733        -13,175    -17.2
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                  -1,097                1,581         -2,678   -169.4
      Operating income on sales in Other (%)                           -1.8                  2.0
------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                                   -2,041               -2,293            252       --
      Total                                                          -2,041               -2,293            252       --
------------------------------------------------------------------------------------------------------------------------
  Operating expenses:
------------------------------------------------------------------------------------------------------------------------
      Intersegment                                                   -2,030               -2,292            262       --
      Corporate                                                      35,683               35,483            200       --
      Total                                                          33,653               33,191            462       --
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                 -35,694              -35,484           -210       --
------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      Unaffiliated customers                                        988,791            1,065,927        -77,136     -7.2
      Intersegment                                                       --                   --             --       --
      Total                                                         988,791            1,065,927        -77,136     -7.2
------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                974,796            1,000,851        -26,055     -2.6
------------------------------------------------------------------------------------------------------------------------
  Operating income                                                   13,995               65,076        -51,081    -78.5
      Operating income on consolidated net sales (%)                    1.4                  6.1
------------------------------------------------------------------------------------------------------------------------

Three months ended September 30, 2008 and 2009

                                                                                                       (Millions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                              Three months ended   Three months ended
                                                              September 30, 2009   September 30, 2008    Change     %
------------------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
   Net sales:
      Unaffiliated customers                                        438,309              464,514        -26,205    -5.6
      Intersegment                                                       --                   --             --      --
      Total                                                         438,309              464,514        -26,205    -5.6
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                               410,615              421,729        -11,114    -2.6
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                  27,694               42,785        -15,091   -35.3
      Operating income on sales in Imaging & Solutions (%)              6.3                  9.2
------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
      Unaffiliated customers                                         26,447               34,746         -8,299   -23.9
      Intersegment                                                    1,147                1,135             12     1.1
      Total                                                          27,594               35,881         -8,287   -23.1
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                28,007               36,111         -8,104   -22.4
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                    -413                 -230           -183    79.6
      Operating income on sales in Industrial Products (%)             -1.5                 -0.6
------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      Unaffiliated customers                                         32,646               45,093        -12,447   -27.6
      Intersegment                                                       --                   --             --      --
      Total                                                          32,646               45,093        -12,447   -27.6
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                33,465               44,025        -10,560   -24.0
-----------------------------------------------------------------------------------------------------------------------
   Operating income                                                    -819                1,068         -1,887      --
      Operating income on sales in Other (%)                           -2.5                  2.4
------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                                   -1,147               -1,135            -12      --
      Total                                                          -1,147               -1,135            -12      --
------------------------------------------------------------------------------------------------------------------------
   Operating expenses:
      Intersegment                                                   -1,140               -1,135             -5      --
      Corporate                                                      18,536               18,297            239      --
      Total                                                          17,396               17,162            234      --
------------------------------------------------------------------------------------------------------------------------
  Operating income                                                  -18,543              -18,297           -246      --
------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      Unaffiliated customers                                        497,402              544,353        -46,951    -8.6
      Intersegment                                                       --                   --             --      --
      Total                                                         497,402              544,353        -46,951    -8.6
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                               489,483              519,027        -29,544    -5.7
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                   7,919               25,326        -17,407   -68.7
      Operating income on consolidated net sales (%)                    1.6                  4.7
------------------------------------------------------------------------------------------------------------------------

(b) Geographic Segments Information

Half year ended September 30, 2008 and 2009

                                                                                                       (Millions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                               Half year ended       Half year ended
                                                              September 30, 2009   September 30, 2008    Change     %
------------------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
      External customers                                            430,319              499,654        -69,335   -13.9
      Intersegment                                                  179,609              236,933        -57,324   -24.2
      Total                                                         609,928              736,587       -126,659   -17.2
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                               601,956              688,870        -86,914   -12.6
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                   7,972               47,717        -39,745   -83.3
      Operating income on sales in Japan (%)                            1.3                  6.5
------------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
      External customers                                            280,410              216,648         63,762    29.4
      Intersegment                                                    1,744                2,256           -512   -22.7
      Total                                                         282,154              218,904         63,250    28.9
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                               290,534              224,183         66,351    29.6
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                  -8,380               -5,279         -3,101    58.7
      Operating income on sales in the Americas (%)                    -3.0                 -2.4
------------------------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
      External customers                                            227,259              286,907        -59,648   -20.8
      Intersegment                                                    1,128                1,486           -358   -24.1
      Total                                                         228,387              288,393        -60,006   -20.8
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                               216,698              268,240        -51,542   -19.2
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                  11,689               20,153         -8,464   -42.0
      Operating income on sales in Europe (%)                           5.1                  7.0
------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      External customers                                             50,803               62,718        -11,915   -19.0
      Intersegment                                                   68,192               85,165        -16,973   -19.9
      Total                                                         118,995              147,883        -28,888   -19.5
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                               113,059              139,585        -26,526   -19.0
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                   5,936                8,298         -2,362   -28.5
      Operating income on sales in Other (%)                            5.0                  5.6
------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                                 -250,673             -325,840         75,167      --
      Total                                                        -250,673             -325,840         75,167      --
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                              -247,451             -320,027         72,576      --
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                  -3,222               -5,813          2,591      --
------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      External customers                                            988,791            1,065,927        -77,136    -7.2
      Intersegment                                                       --                   --             --      --
      Total                                                         988,791            1,065,927        -77,136    -7.2
------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                974,796            1,000,851        -26,055    -2.6
------------------------------------------------------------------------------------------------------------------------
  Operating income                                                   13,995               65,076        -51,081   -78.5
      Operating income on consolidated net sales (%)                    1.4                  6.1
------------------------------------------------------------------------------------------------------------------------

Three months ended September 30, 2008 and 2009

                                                                                                       (Millions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                              Three months ended   Three months ended
                                                              September 30, 2009   September 30, 2008    Change      %
------------------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
      External customers                                            219,898              258,534        -38,636   -14.9
      Intersegment                                                   89,099              113,562        -24,463   -21.5
      Total                                                         308,997              372,096        -63,099   -17.0
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                               303,615              350,455        -46,840   -13.4
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                   5,382               21,641        -16,259   -75.1
      Operating income on sales in Japan (%)                            1.7                  5.8
------------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
      External customers                                            137,754              115,363         22,391    19.4
      Intersegment                                                    1,106                1,032             74     7.2
      Total                                                         138,860              116,395         22,465    19.3
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                               142,507              120,461         22,046    18.3
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                  -3,647               -4,066            419      --
      Operating income on sales in the Americas (%)                    -2.6                 -3.5
------------------------------------------------------------------------------------------------------------------------
EUROPE:
  Net sales:
      External customers                                            112,743              138,651        -25,908   -18.7
      Intersegment                                                      524                  763           -239   -31.3
      Total                                                         113,267              139,414        -26,147   -18.8
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                               106,836              130,930        -24,094   -18.4
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                   6,431                8,484         -2,053   -24.2
      Operating income on sales in Europe (%)                           5.7                  6.1
------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      External customers                                             27,007               31,805         -4,798   -15.1
      Intersegment                                                   34,295               41,238         -6,943   -16.8
      Total                                                          61,302               73,043        -11,741   -16.1
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                57,766               69,312        -11,546   -16.7
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                   3,536                3,731           -195    -5.2
      Operating income on sales in Other (%)                            5.8                  5.1
------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                                 -125,024             -156,595         31,571      --
      Total                                                        -125,024             -156,595         31,571      --
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                              -121,241             -152,131         30,890      --
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                  -3,783               -4,464            681      --
------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      External customers                                            497,402              544,353        -46,951    -8.6
      Intersegment                                                       --                   --             --      --
      Total                                                         497,402              544,353        -46,951    -8.6
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                               489,483              519,027        -29,544    -5.7
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                   7,919               25,326        -17,407   -68.7
      Operating income on consolidated net sales (%)                    1.6                  4.7
------------------------------------------------------------------------------------------------------------------------

(6) NOTES ON SIGNIFICANT CHANGES IN SHAREHOLDERS' INVESTMENT

 Not applicable

-APPENDIX-

1. CONSOLIDATED SALES BY PRODUCT CATEGORY

Half year ended September 30, 2008 and 2009

                                                                                                          (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------
                                           Half year ended     Half year ended                      Change excluding
                                         September 30, 2009  September 30, 2008    Change      %     exchange impact    %
---------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions                            745,069             814,105         -69,036   -8.5        10,582        1.3
      Percentage of net sales (%)                  75.4                76.4
         Domestic                               255,929             286,162         -30,233  -10.6       -30,233      -10.6
         Overseas                               489,140             527,943         -38,803   -7.3        40,815        7.7
   Network System Solutions                     130,060             105,667          24,393   23.1        31,346       29.7
      Percentage of net sales (%)                  13.2                 9.9
         Domestic                                78,816              88,716          -9,900  -11.2        -9,900      -11.2
         Overseas                                51,244              16,951          34,293  202.3        41,246      243.3
Imaging & Solutions Total                       875,129             919,772         -44,643   -4.9        41,928        4.6
      Percentage of net sales (%)                  88.5                86.3
   Domestic                                     334,745             374,878         -40,133  -10.7       -40,133      -10.7
   Overseas                                     540,384             544,894          -4,510   -0.8        82,061       15.1
      The Americas                              273,670             208,409          65,261   31.3        95,520       45.8
      Europe                                    217,489             275,622         -58,133  -21.1       -11,237       -4.1
      Other                                      49,225              60,863         -11,638  -19.1        -2,222       -3.7
---------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                              51,201              67,841         -16,640  -24.5       -14,078      -20.8
      Percentage of net sales (%)                   5.2                 6.4
   Domestic                                      27,485              37,314          -9,829  -26.3        -9,829      -26.3
   Overseas                                      23,716              30,527          -6,811  -22.3        -4,249      -13.9
      The Americas                                7,092               8,118          -1,026  -12.6          -264       -3.3
      Europe                                      7,737              10,879          -3,142  -28.9        -1,739      -16.0
      Other                                       8,887              11,530          -2,643  -22.9        -2,246      -19.5
---------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                            62,461              78,314         -15,853  -20.2       -15,453      -19.7
      Percentage of net sales (%)                   6.3                 7.3
   Domestic                                      59,459              71,625         -12,166  -17.0       -12,166      -17.0
   Overseas                                       3,002               6,689          -3,687  -55.1        -3,287      -49.1
      The Americas                                  396               1,058            -662  -62.6          -624      -59.0
      Europe                                        920               2,209          -1,289  -58.4        -1,108      -50.2
      Other                                       1,686               3,422          -1,736  -50.7        -1,555      -45.4
---------------------------------------------------------------------------------------------------------------------------
Grand Total                                     988,791           1,065,927         -77,136   -7.2        12,397        1.2
      Percentage of net sales (%)                 100.0               100.0
   Domestic                                     421,689             483,817         -62,128  -12.8       -62,128      -12.8
      Percentage of net sales (%)                  42.6                45.4
   Overseas                                     567,102             582,110         -15,008   -2.6        74,525       12.8
      Percentage of net sales (%)                  57.4                54.6
         The Americas                           281,158             217,585          63,573   29.2        94,632       43.5
            Percentage of net sales (%)            28.4                20.4
         Europe                                 226,146             288,710         -62,564  -21.7       -14,084       -4.9
            Percentage of net sales (%)            22.9                27.1
         Other                                   59,798              75,815         -16,017  -21.1        -6,023       -7.9
            Percentage of net sales (%)             6.0                 7.1
---------------------------------------------------------------------------------------------------------------------------
               Reference: Exchange rate
                   US$ 1                     Yen  95.56          Yen 106.15      Yen -10.59
                   EURO 1                    Yen 133.24          Yen 162.69      Yen -29.45

*    Each category includes the following product line:

Imaging Solutions          Digital PPCs, color PPCs, digital duplicators,
                           facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software

Network System Solutions   Personal computers, servers, network systems and
                           network related software

Industrial Products        Thermal media, optical equipment, semiconductor
                           devices, electronic components and measuring equipment

Other                      Digital cameras

                                       A1

Three months ended September 30, 2008 and 2009

                                                                                                          (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------
                                         Three months ended  Three months ended                     Change excluding
                                         September 30, 2009  September 30, 2008    Change      %    exchange impact     %
---------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions                            366,971             403,987         -37,016   -9.2         5,807        1.4
      Percentage of net sales (%)                  73.8                74.2
         Domestic                               124,504             138,093         -13,589   -9.8       -13,589       -9.8
         Overseas                               242,467             265,894         -23,427   -8.8        19,396        7.3
  Network System Solutions                       71,338              60,527          10,811   17.9        15,104       25.0
      Percentage of net sales (%)                  14.3                11.1
         Domestic                                45,446              51,379          -5,933  -11.5        -5,933      -11.5
         Overseas                                25,892               9,148          16,744  183.0        21,037      230.0
Imaging & Solutions Total                       438,309             464,514         -26,205   -5.6        20,911        4.5
      Percentage of net sales (%)                  88.1                85.3
   Domestic                                     169,950             189,472         -19,522  -10.3       -19,522      -10.3
   Overseas                                     268,359             275,042          -6,683   -2.4        40,433       14.7
      The Americas                              134,505             111,049          23,456   21.1        43,506       39.2
      Europe                                    108,069             133,718         -25,649  -19.2        -3,430       -2.6
      Other                                      25,785              30,275          -4,490  -14.8           357        1.2
---------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                              26,447              34,746          -8,299  -23.9        -6,813      -19.6
      Percentage of net sales (%)                   5.3                 6.4
   Domestic                                      14,025              18,796          -4,771  -25.4        -4,771      -25.4
   Overseas                                      12,422              15,950          -3,528  -22.1        -2,042      -12.8
      The Americas                                3,766               4,239            -473  -11.2            53        1.3
      Europe                                      3,770               5,124          -1,354  -26.4          -706      -13.8
      Other                                       4,886               6,587          -1,701  -25.8        -1,389      -21.1
---------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                            32,646              45,093         -12,447  -27.6       -12,186      -27.0
      Percentage of net sales (%)                   6.6                 8.3
   Domestic                                      30,975              41,680         -10,705  -25.7       -10,705      -25.7
   Overseas                                       1,671               3,413          -1,742  -51.0        -1,481      -43.4
      The Americas                                  117                 633            -516  -81.5          -497      -78.5
      Europe                                        557               1,197            -640  -53.5          -532      -44.4
      Other                                         997               1,583            -586  -37.0          -452      -28.6
---------------------------------------------------------------------------------------------------------------------------
Grand Total                                     497,402             544,353         -46,951   -8.6         1,912        0.4
      Percentage of net sales (%)                 100.0               100.0
   Domestic                                     214,950             249,948         -34,998  -14.0       -34,998      -14.0
      Percentage of net sales (%)                  43.2                45.9
  Overseas                                      282,452             294,405         -11,953   -4.1        36,910       12.5
      Percentage of net sales (%)                  56.8                54.1
         The Americas                           138,388             115,921          22,467   19.4        43,062       37.1
            Percentage of net sales (%)            27.8                21.3
      Europe                                    112,396             140,039         -27,643  -19.7        -4,668       -3.3
            Percentage of net sales (%)            22.6                25.7
      Other                                      31,668              38,445          -6,777  -17.6        -1,484       -3.9
            Percentage of net sales (%)             6.4                 7.1
---------------------------------------------------------------------------------------------------------------------------
               Reference: Exchange rate
                   US$ 1                     Yen  93.64          Yen 107.63      Yen -13.99
                   EURO 1                    Yen 133.79          Yen 161.92      Yen -28.13

*    Each category includes the following product line:

Imaging Solutions          Digital PPCs, color PPCs, digital duplicators,
                           facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software

Network System Solutions   Personal computers, servers, network systems and
                           network related software

Industrial Products        Thermal media, optical equipment, semiconductor
                           devices, electronic components and measuring equipment

Other                      Digital cameras

                                       A2

2. FORECAST OF CONSOLIDATED PERFORMANCE

                                                                                                              (Billions of yen)
-------------------------------------------------------------------------------------------------------------------------------
                                                 Half year ended            Half year ending             Year ending
                                                  Sept. 30, 2009   Change    March 31, 2010    Change   March 31, 2010   Change
                                                     Results         %          Forecast         %         Forecast         %
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                            988.7          -7.2         1,076.2          4.9       2,065.0        -1.3
Gross profit                                         398.2         -10.2           411.7          0.2         810.0        -5.2
Operating income                                      13.9         -78.5            26.0        174.8          40.0       -46.3
Income before income taxes                             6.7         -88.5            23.2           --          30.0        -3.0
Net income attributable to Ricoh Company, Ltd.         1.8         -94.7             8.1           --          10.0        53.1
-------------------------------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.        2.49            --           11.29           --         13.78          --
 shareholders per share-basic (yen)
Net income attributable to Ricoh Company, Ltd.        2.41            --           10.98           --         13.38          --
 shareholders per share-diluted (yen)
-------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                  38.4            --            43.6           --          82.0          --
Depreciation for tangible fixed assets                33.9            --            38.1           --          72.0          --
R&D expenditures                                      55.9            --            58.1           --         114.0          --
-------------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                              95.56            --           90.00           --         92.78          --
Exchange rate (Yen/EURO)                            133.24            --          130.00           --        131.62          --
-------------------------------------------------------------------------------------------------------------------------------

3. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                         (Billions of yen)
----------------------------------------------------------------------------------------------------------
                               Half year ending March. 31, 2010            Year ending March 31, 2010
                               --------------------------------            --------------------------
                                        Change               Change            Change               Change
                             Forecast     %     Forecast(*)    %     Forecast     %    Forecast(*)    %
----------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions            817.4    4.2        821.8      4.7   1,562.4     -2.3    1,646.5      3.0
      Domestic                  270.5   -3.8        270.5     -3.8     526.4     -7.2      526.4     -7.2
      Overseas                  546.9    8.6        551.3      9.5   1,036.0      0.4    1,120.0      8.6
   Network System Solutions     137.5    6.7        139.1      8.0     267.6     14.1      276.1     17.8
      Domestic                   80.4   -4.5         80.4     -4.5     159.2     -7.9      159.2     -7.9
      Overseas                   57.1   28.0         58.7     31.6     108.3     76.0      116.9     89.9
Imaging & Solutions Total       954.9    4.5        960.9      5.2   1,830.0     -0.2    1,922.6      4.9
   Domestic                     350.9   -3.9        350.9     -3.9     685.7     -7.4      685.7     -7.4
   Overseas                     604.0   10.2        610.0     11.3   1,144.3      4.7    1,236.9     13.2
      The Americas              278.4   -0.3        293.3      5.1     552.1     13.2      597.2     22.5
      Europe                    279.6   23.6        268.1     18.5     497.0     -1.0      532.4      6.1
      Other                      46.0    7.9         48.6     14.0      95.2     -8.0      107.2      3.6
----------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products              51.7    8.3         51.6      8.2     102.9    -11.0      105.4     -8.8
   Domestic                      27.9    1.5         27.9      1.5      55.4    -14.5       55.4    -14.5
   Overseas                      23.8   17.5         23.7     17.2      47.5     -6.4       50.0     -1.5
      The Americas                5.9    5.2          6.2     10.2      13.0     -5.3       14.0      2.3
      Europe                      7.8    6.0          7.5      1.4      15.5    -14.8       16.6     -9.0
      Other                      10.1   38.7         10.1     38.7      19.0      0.9       19.4      3.0
----------------------------------------------------------------------------------------------------------
[Other]
Other                            69.7    7.6         69.7      7.7     132.1     -7.6      132.6     -7.3
   Domestic                      64.5    4.4         64.5      4.4     124.0     -7.1      124.0     -7.1
   Overseas                       5.2   73.5          5.2     75.2       8.2    -15.5        8.6    -10.9
      The Americas                0.4  -22.5          0.4    -22.5       0.8    -49.4        0.8    -47.0
      Europe                      2.1   95.2          2.0     85.9       3.0     -8.1        3.1     -5.6
      Other                       2.7   92.5          2.8    103.3       4.3     -9.5        4.7     -2.6
----------------------------------------------------------------------------------------------------------
Grand Total                   1,076.2    4.9      1,082.2      5.5   2,065.0     -1.3    2,160.5      3.3
   Domestic                     443.3   -2.5        443.3     -2.5     865.0     -7.8      865.0     -7.8
   Overseas                     632.9   10.8        638.9     11.8   1,200.0      4.0    1,295.5     12.3
      The Americas              284.7   -0.2        299.9      5.1     565.9     12.5      612.1     21.7
      Europe                    289.5   23.3        277.5     18.2     515.6     -1.5      552.1      5.5
      Other                      58.7   14.5         61.5     19.9     118.5     -6.7      131.3      3.3
----------------------------------------------------------------------------------------------------------

*    Excluding foreign exchange impact


                                       A3